UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 1, 2022, Connect Biopharma Holdings Limited (the “Company”) announced the appointment of Chin Lee, M.D., M.P.H., as Chief Medical Officer, effective as of March 1, 2022. Prior to joining the Company, Dr. Lee had served as Vice President, Head of Clinical Science, and Chief Medical Officer at Theravance Biopharma, Inc., since April 2021. Prior to this role, from January 2018 to April 2021, Dr. Lee was Lead Group Medical Director within the Genentech Research & Early Development group at Genentech, Inc. Previously, Dr. Lee held roles of increasing responsibility at Eli Lilly & Company from January 2010 to January 2018, serving most recently as Global Senior Medical Director, Immunology Therapeutic Area, Bio-medicines Business Unit, and he also served as Associate Medical Director, Immunoscience Group while at Abbott Laboratories from September 2006 to December 2009. Dr. Lee received a B.S. in Biology and an M.D. from the University of North Carolina at Chapel Hill and an M.P.H. from Northwestern University.

The information in the first paragraph under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-254524).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 1, 2022	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer